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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. 4 )*
                                            ---
                          PULITZER PUBLISHING COMPANY
     ---------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
     ---------------------------------------------------------------------
                         (Title of Class of Securities)

                                   745771105
     ---------------------------------------------------------------------
                                 (CUSIP Number)

            February 28, 1999 - Amendment pursuant to Rule 13d-2(c)
     ---------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [X]      Rule 13d-1(b)
     [ ]      Rule 13d-1(c)
     [ ]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.  745771105

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   1.      NAMES OF REPORTING PERSONS.
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

           Oak Value Capital Management, Inc.
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   2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                      (a) [ ]
                                                                      (b) [ ]

           Not applicable
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   3.      SEC USE ONLY

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   4.      CITIZENSHIP OR PLACE OF ORGANIZATION

           North Carolina, U.S.A.
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                        5.     SOLE VOTING POWER


                               -0- shares
                        ------------------------------------------------------
       NUMBER OF        6.     SHARED VOTING POWER
        SHARES
     BENEFICIALLY
       OWNED BY                17,609
         EACH           ------------------------------------------------------
       REPORTING        7.     SOLE DISPOSITIVE POWER
        PERSON
         WITH
                               -0- shares
                        ------------------------------------------------------
                        8.     SHARED DISPOSITIVE POWER


                               17,612
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   9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           17,612
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   10.     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
           (SEE INSTRUCTIONS)

           Not applicable
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   11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           0.2%
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   12.     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           IA, CO
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Item 1.  (a)      Name of Issuer:
                  Pulitzer Publishing Company

         (b)      Address of Issuer's Principal Executive Offices:
                  900 North Tucker Boulevard, St. Louis, Missouri 63101

Item 2.  (a)      Names of Person Filing:
                  Oak Value Capital Management, Inc.

         (b)      Address of Principal Business Office or, if None, Residence:
                  3100 Tower Boulevard, Suite 700, Durham, North Carolina 27707

         (c)      Citizenship:
                  North Carolina, U.S.A.

         (d)      Title of Class of Securities:
                  Common Stock, par value $.01 per share

         (e)      CUSIP Number:  745771105

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

         (a)      [ ]      Broker or dealer registered under section 15 of the
                           Act (15 U.S.C. 78o).
         (b)      [ ]      Bank as defined in section 3(a)(6) of the Act (15
                           U.S.C. 78c).
         (c)      [ ]      Insurance company as defined in section 3(a)(19) of
                           the Act (15 U.S.C. 78c).
         (d)      [ ]      Investment company registered under section 8 of the
                           Investment Company Act of 1940 (15 U.S.C. 80a-8).
         (e)      [X]      An investment adviser in accordance with Section
                           240.13d-1(b)(1)(ii)(E).
         (f)      [ ]      An employee benefit plan or endowment fund in
                           accordance with Section 240.13d-1(b)(1)(ii)(F).
         (g)      [ ]      A parent holding company or control person in
                           accordance with Section 240.13d-1(b)(1)(ii)(G).
         (h)      [ ]      A savings association as defined in section 3(b) of
                           the Federal Deposit Insurance Act (12 U.S.C. 1813).
         (i)      [ ]      A church plan that is excluded from the definition
                           of an investment company under section 3(c)(14) of
                           the Investment Company Act of 1940 (15 U.S.C.
                           80a-3).
         (j)      [ ]      Group, in accordance with Section
                           240.13d-1(b)(1)(ii)(J).

Item 4. Ownership. Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)      Amount beneficially owned:         17,612
         (b)      Percentage of class:               0.2%

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
         (c)      Number of shares as to which the person has:
                  (i)      Sole power to vote or to direct the vote                     0
                  (ii)     Shared power to vote or to direct the vote                   17,609
                  (iii)    Sole power to dispose or to direct the disposition of        0
                  (iv)     Shared power to dispose or to direct the disposition of      17,612

         Instruction. For computations regarding securities which represent a right to acquire an underlying security see Section 240.13d-3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

         Instruction:  Dissolution of a group requires a response to this item.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.

         If a group has filed this schedule pursuant to Section 240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Section 240.13d-1(c) or Section 240.13d-1(d), attach an exhibit stating the identity of each member of the group.

         Not applicable.

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Item 9.  Notice of Dissolution of Group.

         Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See item 5.

         Not applicable.

Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                        March 23, 1999
                        --------------
                        Date

                        /s/Margaret C. Landis
                        ---------------------
                        Signature

                        Margaret C. Landis
                        Vice President and Director of Investment Operations
                        ----------------------------------------------------
                        Name/Title


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